FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 7, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Dated: December 7, 2005

NEWS RELEASE

AGREEMENT SIGNED FOR ACQUISITION OF 80% OF
ALBANIA’S BANCA ITALO ALBANESE (BIA)

Turin, 7 December 2005 – SANPAOLO IMI today signed the agreement for the acquisition of a stake of 80% in Banca Italo Albanese (BIA), from Capitalia and the Albanian Finance Ministry (40% each). The European Bank for Reconstruction and Development (20%), which will retain its stake, in order to pursue corporate agreements with SANPAOLO IMI.

The transaction, which is subject to the necessary authorisations from the relevant Authorities, is worth approximately $ 40.8 million, plus a consideration for current income.

Banca Italo Albanese, founded in 1992, is today Albania’s fourth largest bank by loans ($67.2 million and a market share of 8.9%) and fifth by customer deposits ($157.3 million and a market share of  3.9%), with five branches in the main towns and 75 employees. At 30 June 2005 BIA’s net capital was $ 20 million and the net income $3.2 million.

Albania has recently experienced substantial growth in foreign trade and sees Italy as its principal commercial partner. Italy has 450 companies in Albania and is an important source of the country’s FDI.

For SANPAOLO IMI, the transaction is part of its consolidation in the strategic markets of Eastern Europe, where high rates of growth are expected and where the Group is already present in Hungary through Inter-Europa Bank (85.9%), Romania through Sanpaolo Imi Bank Romania (98.6%) and Slovenia through Banka Koper (63.9%). The aim is to provide an important contribution to the development of economic-commercial relations between the countries, thanks to the provision of services and consultancy to support international development and the business growth of Italian customers abroad.

Rothschild was the adviser of Banca ItaloAlbanese shareholders for the transaction.

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)